# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coursera, Inc., CIK 0001651562
CUSIP: 22266M104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, California (CA), 94040
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000051
Filed by CIK 0001452907

## Reporting persons
- New Enterprise Associates 13, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- NEA Partners 13, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- NEA 13 GP, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- New Enterprise Associates 17, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- NEA Partners 17, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- NEA 17 GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- Forest Baskett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- Anthony A. Florence, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- Patrick J. Kerins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,661,886; sole dispositive power 0; shared dispositive power 10,661,886; aggregate amount beneficially owned 10,661,886 (4% of the class)
- Mohamad H. Makhzoumi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)
- Scott D. Sandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,867,769; sole dispositive power 0; shared dispositive power 12,867,769; aggregate amount beneficially owned 12,867,769 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Coursera, Inc.
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, CA 94040

## Item 2. Person Filing
Name of person filing:
New Enterprise Associates 13, L.P. ("NEA 13") and New Enterprise Associates 17, L.P. ("NEA 17"); ("NEA 17" and, collectively with NEA 13, the "Funds"); NEA Partners 13, L.P. ("NEA Partners 13"), which is the sole general partner of NEA 13; NEA Partners 17, L.P. ("NEA Partners 17" and, collectively with NEA Partners 13, the "GPLPs"), which is the sole general partner of NEA 17; NEA 13 GP, LTD ("NEA 13 GP"), which is the sole general partner of NEA Partners 13; and NEA 17 GP, LLC ("NEA 17 GP" and, collectively with the GPLPs and NEA 13 GP, the "Control Entities"), which is the sole general partner of NEA Partners 17; Forest Baskett ("Baskett"), Anthony A. Florence, Jr. ("Florence"), Patrick J. Kerins ("Kerins"), Mohamad H. Makhzoumi ("Makhzoumi") and Scott D. Sandell ("Sandell"). Baskett and Sandell are directors of NEA 13 GP and managers of NEA 17 GP (the "Dual Managers"). Kerins is a director of NEA 13 GP. Florence, Makhzoumi and Sandell are each a member of the Executive Committee of NEA Management Company, LLC (the "Executive Committee").

The persons named in this Item 2(a) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each Fund, each Control Entity, Kerins and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett and Makhzoumi is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Citizenship: Each of NEA 13 and NEA Partners 13 is a Cayman Islands exempted limited partnership. NEA 13 GP is a Cayman Islands exempted company. Each of NEA 17 and NEA Partners 17 is a Delaware limited partnership. NEA 17 GP is Delaware limited liability company. Each of the Dual Managers, Kerins, Florence and Makhzoumi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 24, 2026, NEA 13 is the record owner of 10,661,886 shares of Common Stock (the "NEA 13 Shares"). As the sole general partner of NEA 13, NEA Partners 13 may be deemed to own beneficially the NEA 13 Shares. As the sole general partner of NEA Partners 13, NEA 13 GP may be deemed to own beneficially the NEA 13 Shares.

NEA 17 is the record owner of 2,205,883 Common Stock (the "NEA 17 Shares"). As the sole general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 GP may be deemed to own beneficially the NEA 17 Shares.

Collectively, the Funds hold a total of 12,867,769 shares of Common Stock (the "Firm Shares"). By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of the Funds and Control Entities may be deemed to own beneficially the Firm Shares.

As individual managers of NEA 13 GP and NEA 17 GP, each of the Dual Managers may be deemed to own beneficially the Firm Shares. As an individual manager of NEA 13, Kerins may be deemed to own beneficially the NEA 13 Shares. As individual members of the Executive Committee, which committee has been delegated certain approval rights with respect to dispositions of the Firm Shares, each of Florence and Makhzoumi may be deemed to own beneficially the Firm Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 13 Shares and the NEA 17 Shares, as applicable, other than those shares which such persons owns of record.
Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 264,400,000 shares of Common Stock reported by the Issuer to be outstanding as of July 29, 2026, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- New Enterprise Associates 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA Partners 13, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA 13 GP, LTD: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (09/24/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (09/24/2026)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (09/24/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (09/24/2026)
- Patrick J. Kerins: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Patrick J. Kerins (09/24/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (09/24/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (09/24/2026)
Comment: This Amendment No. 2 to Schedule 13G was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.